

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

July 20, 2017

Via E-mail
Scott Murcray
Chief Financial Officer
AirXpanders, Inc.
1047 Elwell Court
Palo Alto, California 94303

Re: AirXpanders, Inc.
Registration Statement on Form 10
Filed May 1, 2017
File No. 000-55781

Dear Mr. Murcray:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Mark Weeks
Cooley LLP